

SEC
Mail Processin
Section

FEB 28 2012

Washington. DE
123

12010320

ED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67024

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/11**   AND ENDING   **12/31/11**
                                    mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wood Warren & Co. Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

2000 Powell Street, Suite #1260
(No. and Street)

Emeryville	**California**	**94608**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Roger Wood   **510-420-3850**
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **J. Roger Wood**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wood Warren & Co. Securities, LLC**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE
_____

_____

_____
Signature

Managing Member
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

☑	(a)	Facing page
☑	(b)	Statement of Financial Condition.
☑	(c)	Statement of Income (Loss).
☑	(d)	Statement of Cash Flows.
☑	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑	(g)	Computation of Net Capital.
☑	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☑	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑	(o)	Independent Auditor's Report on Internal Accounting Control.

*__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Wood Warren & Co. Securities, LLC

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Wood Warren & Co. Securities, LLC

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Wood Warren & Co. Securities, LLC

December 31, 2011

Table of Contents

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
Wood Warren & Co. Securities, LLC
Emeryville, California

We have audited the accompanying statement of financial condition of Wood Warren & Co. Securities, LLC, (the "Company") as of December 31, 2011, and the related statements of income, changes in member's equity (deficit), and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wood Warren & Co. Securities, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 17, 2012

Wood Warren & Co. Securities, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	28,331
Accounts receivable		27,500
Prepaid expenses and other assets		1,630
Total Assets	$	57,461
Liabilities and Member's Equity		
Accounts payable	$	9,098
Total Liabilities		9,098
Member's Equity		48,363
Total Liabilities and Member's Equity	$	57,461

Wood Warren & Co. Securities, LLC

Statement of Income

For the Year Ended December 31, 2011

Revenue		
Investment banking fees	$	470,000
Other income		1,713
Total Revenue		471,713
Expenses		
Professional fees		24,685
Other operating expenses		7,200
Total Expenses		31,885
Net Income	$	439,828

Wood Warren & Co. Securities, LLC

Statement of Changes in Member's Equity (Deficit)

For the Year Ended December 31, 2011

December 31, 2010	$	(3,265)
Contributions		4,300
Distributions		(392,500)
Net income		439,828
December 31, 2011	**$**	**48,363**

Wood Warren & Co. Securities, LLC

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash Flows from Operating Activities		
Net income	$	439,828
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(27,500)
Prepaid expenses		(1,630)
Increase (decrease) in:		
Accounts payable		3,243
Net Cash Provided by Operating Activities		413,941
Cash Flows from Financing Activities		
Contributions		4,300
Distributions		(392,500)
Net Cash Used by Financing Activities		(388,200)
Net Increase in Cash and Cash Equivalents		25,741
Cash and cash equivalents at beginning of year		2,590
Cash and Cash Equivalents at End of Year	$	28,331

See independent auditor's report and accompanying notes.

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2011

1. Organization

Wood Warren & Co. Securities, LLC (the "Company") was organized as a California limited liability company on June 6, 2005 and is registered with the Securities and Exchange Commission as a securities broker dealer. The Company is owned by its sole member, Wood Warren & Co., LP (the "Member") and operates in Emeryville, California. The Company provides investment banking related services.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investment Banking Fees
Investment banking fees are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

Wood Warren & Co. Securities, LLC

Notes to the Financial Statements

December 31, 2011

3. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was $19,233 which exceeded the requirement by $14,233.

   At the beginning of the year, the Company was in net capital violation with $3,265 net capital deficit, which was $8,265 below the minimum net capital requirement which was corrected on January 3, 2011.

4. **Risk Concentration**

   For the year ended December 31, 2011, 89% of investment banking fees was earned from two clients and 100% of accounts receivable is due from two customers.

5. **Related Party Transaction**

   The Company's sole member provides office space and pays most overhead expenses for the Company. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. **Subsequent Events**

   The Company has evaluated subsequent events through February 17, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Wood Warren & Co. Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2011

Net Capital		
Total member's equity	$	48,363
Less: Non-allowable assets		
Accounts receivable		27,500
Prepaid expenses and other assets		1,630
Total non-allowable assets	$	29,130
Net Capital		19,233
Net minimum capital requirement of 6 2/3% of aggregate		
indebtedness of $9,098 or $5,000, whichever is greater		5,000
Excess Net Capital	$	14,233

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2011)

There were no material differences noted in the Company's net capital computation at December 31, 2011.

See independent auditor's report and accompanying notes.

Wood Warren & Co. Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Wood Warren & Co. Securities, LLC
Emeryville, California

In planning and performing our audit of the financial statements and supplemental schedules of Wood Warren & Co. Securities, LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2011, and this report does not affect our report thereon dated February 17, 2012.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2012